[COFFEE PEOPLE, INC. LOGO]

FOR IMMEDIATE RELEASE
FOR MORE INFORMATION, CONTACT:

         KEN ROSS                                    DOLORES CHENOWETH
         CHIEF FINANCIAL OFFICER                     INVESTOR RELATIONS
         503-672-3300                                503-291-1924


                COFFEE PEOPLE, INC. CO-FOUNDER STEPS DOWN AS CEO;
               COMPANY COMPLETES ACQUISITION OF 15 ARIZONA STORES


PORTLAND, OREGON ... May 22, 1997 -- Coffee People, Inc. (NASDAQ:MOKA), a specialty coffee retailer and operator of coffee houses, announced today that Jim Roberts, chairman and chief executive officer, is retiring from day-to-day operations. Taylor H. Devine, currently president and chief operating officer, has assumed the title of chief executive officer. Roberts, 47, will continue to serve as chairman of the board.

         The company also reported that the acquisition of 15 Coffee Plantation stores in Arizona was completed on May 21, 1997.

         "I'm leaving the day-to-day running of the business in competent hands," said Roberts. "Since joining the company in 1995, Taylor has been guiding Coffee People in strengthening our position in existing markets, formulating our strategy for growth and implementing our expansion plans."
Roberts, who co-founded Coffee People along with his wife, Patricia, in 1983 plans to pursue studies to enter the ministry.

         Devine, 56, has an extensive background in successfully establishing retail concepts on a national and international basis. Prior to joining Coffee People, he held positions as vice president of international operations with Blockbuster Entertainment Corporation and as executive vice president and chief operating officer for Mrs. Fields Cookies. He is a graduate of Hillsdale College and received his M.B.A. from the University of Chicago.

         "I intend to continue to contribute to the things that differentiate Coffee People from other competitors -- creativeness in our business approach and concern for all our constituencies," Roberts explained.

     "I am extremely proud of the accomplishments of the company," he said. "We have grown from one store in Portland to 45 stores now in operation in five states -- Oregon, California, Colorado, Arizona and Illinois."

         The most recent expansion was the acquisition of 15 Coffee Plantation stores in Phoenix and Tucson, Arizona which was completed earlier this week. Coffee People purchased the stores for approximately $8.4 million, including inventory. The company financed $6 million of the purchase price under a five-year term bank loan, with the remaining amount paid from cash reserves.

         "Fourteen of the acquired stores had sales of $8.2 million in Coffee Plantation's fiscal year ended June 29, 1996," said Taylor H. Devine, president and chief executive officer of Coffee People. "Five of those stores were not open for the full fiscal year and the 15th store was opened in the current fiscal year." With the addition of the 15 stores, which will be operated under the Coffee Plantation name, Coffee People has expanded its operations by 27 stores in the eight months since its initial public offering in September 1996.

         Devine said that Coffee People will continue to look for store development and acquisition opportunities.

         For the most recent 12 months ended March 31, 1997, Coffee People had revenue of $12.6 million. The company has been in business since 1983 and currently has 45 outlets open including coffee houses, drive-through Motor Mokas(R) and Aero Moka(R) kiosks at the Portland International Airport. The company's stores feature a menu of more than 200 coffee drinks, shakes, pastries and other coffee-related products.